                                               Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-37988
            Prospectus Supplement to Prospectus dated June 7, 2000.

                               10,000,000 Shares


                             [AMERICAN TOWER LOGO]
                             Class A Common Stock


                                 ------------

   The Class A common stock is quoted on the New York Stock Exchange under the symbol "AMT." Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock to ten votes per share generally. The last reported sales price of the Class A common stock on January 17, 2001 was $39.25 per share.

   See "Risk Factors" beginning on page S-11 to read about certain factors you should consider before buying shares of the Class A common stock.

                                 ------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                                                          Per Share    Total
                                                          --------- ------------
   Initial price to public...............................  $36.50   $365,000,000
   Underwriting discount(1)..............................  $ 0.37   $  3,700,000
   Proceeds, before expenses, to American Tower..........  $36.13   $361,300,000

--------
(1) In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

   To the extent that the underwriter sells more than 10,000,000 shares of the Class A common stock, the underwriter has the option to purchase up to an additional 1,500,000 shares from American Tower at the initial price to public less the underwriting discount.

                                 ------------

   The underwriter expects to deliver the shares against payment in New York, New York on January 23, 2001.

                             Goldman, Sachs & Co.

                                 ------------

                 Prospectus Supplement dated January 18, 2001.

[Inside cover graphic - Map of the United States and Mexico. The locations of our communications sites are indicated by density dots throughout the map and the locations of our Verestar antennae facilities are indicated by eight large dots.]


[Caption]

----------------------------------------        --------------------------------
[TRIANGLE]  TOTAL NORTH                            [CIRCLE] TOTAL VERESTAR
            AMERICAN SITES      13,500                      ANTENNAE*       178

            Owned               12,500
            Managed/Sub-Leased   1,000
----------------------------------------        --------------------------------

                                                   * Includes eight antennae
                                                     in Switzerland (not shown)


This map shows, as of December 31, 2000, the communications sites that we own and operate and our Verestar antennae giving effect to all pending transactions.

                                NOTE TO READERS

   Throughout this prospectus supplement, we present information about us that reflects important adjustments to historical information. We have made these adjustments because we believe that the adjusted information will enable you to better evaluate our business and operations in light of the significant acquisitions and financing transactions that we have effected since January 1, 1999. The adjustments that we have made are as follows:

  . We present financial information about our financial position and results of operations on a pro forma basis to reflect the most significant, but not all, of our acquisitions and financing transactions during, or as of the beginning, or end of, the applicable periods and to reflect this offering and the concurrent offering of senior notes by us. We identify this information by referring to it as being pro forma or reflecting the pro forma transactions. The basis on which we have prepared this information is described under "Unaudited Pro Forma Condensed Consolidated Financial Statements."

  . In describing our business, such as the number of towers that we own and operate and the scope of our Verestar operations, we generally provide information on a basis that gives effect to completed acquisitions and pending acquisitions that are covered by legally binding contracts, even though such pending acquisitions have not yet closed. This information includes the pro forma transactions as well as other transactions that are not part of the pro forma transactions.

                                      (i)

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information about us, including significant recent transactions. All information in this document gives effect to pending transactions, unless the context otherwise clearly indicates. This summary is not complete and may not contain all of the information that you should consider before investing in our securities. You should read this entire document carefully, including "Risk Factors" in this prospectus supplement and "Risk Factors" in the accompanying prospectus, and the documents we have filed with the SEC and incorporated by reference into the accompanying prospectus.

                                 AMERICAN TOWER

   We are a leading wireless communications and broadcast infrastructure company operating in three business segments.

  . We operate the largest network of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers.

  . We provide comprehensive network development services and components for wireless service providers and broadcasters.

  . Through our Verestar subsidiary, we are a leading provider of integrated satellite and fiber network access services for telecommunications companies, Internet service providers (ISPs), broadcasters and maritime customers, both domestic and international, based on number of teleport antennae and facilities.

   Our pro forma operating revenues for the nine months ended September 30, 2000 were $533.7 million and our pro forma EBITDA was $153.7 million. We estimate that our three business segments accounted for the following percentages of pro forma operating revenues for the nine months ended September 30, 2000:

  .  Rental and management--44.0%,

  .  Network development services--38.0%, and

  .  Satellite and fiber network access services--18.0%.

   We believe that leasing revenues from our rental and management business segment result in our highest profit margins. We also believe that leasing revenues are likely to grow at a more rapid rate than other segments of our business because of increasing utilization of our existing tower capacity, our recent and pending acquisitions and our build-to-suit and other construction activities. In contrast, the industry trend towards outsourcing infrastructure needs may result in a decline in our network development services, such as site acquisition and construction activities for other companies.

   We have a diversified base of customers. For the nine months ended September 30, 2000, none of our customers accounted for more than 7% of our historical operating revenues and our five largest customers accounted for approximately 29% of those revenues. Our customer base includes customers from various sectors within the wireless communications industry, including personal communication services (PCS), cellular and paging. We believe that our PCS customers accounted for approximately 25% of our historical operating revenues for the nine months ended September 30, 2000. We believe no other customer sector accounted for more than 10% of those revenues. These industry sector percentages may not be indicative of what we will experience in the future.

   Rental and management. We operate the largest network of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. We operate a tower network of approximately 13,500 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites. Of those sites, approximately 12,500 are owned or leased sites and approximately 1,000 are managed sites or leased/subleased sites. Our networks in the

United States and Mexico are national in scope. Our U.S. network spans 49 states and the District of Columbia, with tower clusters in 43 of the 50 largest U.S. metropolitan areas. Our developing Mexican network includes sites in highly populated areas, such as Mexico City, Monterrey, Guadalajara and Acapulco. We plan for our Canadian operations to include sites in major metropolitan areas, including Toronto, Montreal, Quebec City, Edmonton and Hamilton.

   Our primary business is the leasing of antenna space to a diverse range of wireless communications and broadcast industries. Wireless industries we serve include personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, fixed microwave and fixed wireless. Our wireless customers include ALLTEL, AT&T, AT&T Wireless Services, Cingular Wireless (both BellSouth and SBC), Mobile Wireless, Nextel, PowerTel, Sprint PCS, Teligent, Verizon (including the former operations of AirTouch, Bell Atlantic Mobile, GTE Mobilnet and PrimeCo PCS), VoiceStream, Western Wireless and WinStar. Through our broadcast tower network we serve most major radio and television broadcasters, including ABC, CBS, Clear Channel (including the former operations of AMFM), Cox, Fox, Infinity, NBC, Paramount, Paxson, Sinclair, Telemedia, Tribune, TV Azteca and Univision.

   Network development services. We provide comprehensive network development services and components for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also offer a complete line of wireless infrastructure components, including antennae, transmission lines, surge protection devices, grounding kits and equipment housing, for wireless service providers, broadcasters, developers and others in the wireless industry. We also fabricate steel used for broadcast towers and other structures. We provide site acquisition services to most major wireless service providers and have constructed or are constructing towers on a build-to-suit basis for wireless companies, such as ALLTEL, AT&T affiliates, AT&T Wireless Services, Cingular Wireless (both BellSouth and SBC), Nextel, Triton PCS, Verizon (including AirTouch and PrimeCo PCS) and VoiceStream, and broadcast companies, such as Paxson and Sinclair.

   Satellite and fiber network access services (Verestar). Through our Verestar subsidiary, we are a leading provider of integrated satellite and fiber network access services for telecommunications companies, ISPs, broadcasters and maritime customers, both domestic and international. We own and operate more than 175 antennae at teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state, Washington, D.C. and abroad. Our recent acquisition of the satellite business assets of Swisscom provides us with strategically located antennae in Switzerland and direct fiber links to New York and London. These satellite network access points in the United States and in Switzerland enable us to access the majority of commercial satellites around the world. Our customers include ABC, British Telecom, Cable and Wireless, CBS, CNN, Deutsche Telekom, Fox Entertainment, MCI Worldcom, TCI, Telefonica and UUNET. We provide ISPs in over 100 countries with high-speed access to the U.S. Internet backbone via a global satellite network. We are also a leading provider of Internet, voice and data services to major cruise lines.

Growth Strategy

   Our growth strategy seeks to capitalize on the rapid expansion taking place in the wireless communications industry. We believe that as the wireless communications industry grows and becomes more competitive, many carriers seek to preserve capital and speed access to their markets by:

  .  focusing on activities that contribute directly to subscriber growth,

  . outsourcing infrastructure requirements such as owning, constructing and maintaining towers, and

  . co-locating transmission facilities, which is likely to accelerate because of regulatory restrictions and the growing tendency of local municipalities to slow the proliferation of towers in their communities.

   We believe we are well positioned to benefit from these trends in wireless communications and to play an increasing role in addressing the needs of the broadcast and Internet infrastructure industries because:

  . we operate the largest network of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. We believe that national and other large wireless service providers prefer to deal with a company, such as ours, that can meet the majority of their tower needs within a particular market or region,

  . we offer turnkey solutions to our customers, including a broad range of network development services and related components and equipment,

  . we are both an experienced builder and acquirer of towers, which provides us the flexibility to choose the most cost-effective means to expand our network of towers,

  . we focus on build-to-suit projects, which generally reduce the financial risk of building new towers because these projects have anchor tenants and are often located in markets where we would like to expand our existing operations or in new markets where we would like to establish a presence,

  . through our Verestar subsidiary, we address the expanding market for satellite and fiber network access services, and

  . we have a strong and experienced management team, led by our Chairman and Chief Executive Officer, Steven B. Dodge.

   We are seeking to enhance our position as a leader in each of our business segments by:

  . expanding our leading national footprint of desirable communications towers in most major markets in the United States and creating leading networks in Mexico and Canada,

  . increasing the profitability of our tower operations by reducing our average cost per tower through the construction of our own towers and by attractive acquisitions,

  .  serving profitably selected infrastructure needs of our customers,

  . expanding our tower network internationally to serve attractive foreign markets, and

  . expanding Verestar as a leading provider of satellite and fiber network access services for telecommunications companies, ISPs, broadcasters and maritime customers, both domestic and international.

   We believe that, in addition to the favorable growth and outsourcing trends in the wireless communications industry, we will benefit from several favorable traits of the business, including:

  .  a recurring and growing revenue stream due in part to long-term leases,

  . a customer base that is diversified by industry and that consists principally of large, financially responsible national companies,

  . favorable absolute and incremental tower cash flow margins due to low variable operating costs,

  .  low on-going maintenance capital requirements,

  . local government and environmental initiatives to reduce the proliferation of towers, thereby requiring carriers to co-locate antennae, and

  . the opportunity to consolidate in an industry that remains fragmented, thereby creating the potential for enhanced levels of customer service and operating efficiency.

   We pursue our growth strategy by seeking to provide superior sales and service, to increase the capacity utilization of our towers and to expand our network of towers through build-to-suit projects and selective acquisitions.

   Internal growth through sales, service and increasing capacity utilization. We believe that a substantial opportunity for profitable growth exists by increasing the utilization of existing and future towers. Because the costs of operating a site are largely fixed, increasing tower utilization significantly improves site operating margins. This further leverages our investment in land, related equipment and certain operating costs, including taxes, utilities and telephone service. We intend to continue to use targeted sales and marketing techniques to increase utilization of both existing and newly constructed towers and to maximize investment returns on acquired towers with underutilized capacity.

   We also intend to continue actively marketing and selling our services, capabilities and components as independent but related sources of revenues from those earned through our rental and management business. We expect that a substantial part of our growth will consist of selling services and components to customers on our existing towers or towers that we construct on a build-to-suit basis.

   Growth by build-to-suit/construction. By constructing our own towers using our own tower fabrication capabilities, we seek to reduce our average cost per tower and thereby increase the profitability of our towers. We generally build in and around markets in which we already have a presence, along major highways and in targeted new markets, particularly markets that have not been significantly built out by carriers or other communications site companies. By working with one or more anchor tenants, we seek to develop an overall master plan for a particular network by locating new sites in areas identified by our customers as optimal for their network expansion requirements.

   Growth by acquisitions. We have achieved a leading industry position through acquisitions and construction. We intend to continue to pursue strategic mergers and acquisitions with independent tower operators and consolidators and with wireless service providers. Our acquisition strategy is designed to:

  .  achieve enhanced operating efficiencies,

  . take advantage of the remaining divestiture opportunities presented by wireless service providers, as well as those with independent operators and other consolidators,

  .  broaden and strengthen our penetration of major markets,

  . facilitate entry into new geographic markets in the United States and abroad, and

  .  complement our construction program.

Recent Transactions

 Completed transactions

   Since January 1, 2000, we have consummated more than 60 transactions involving the acquisition of approximately 4,740 communications sites and related businesses and several teleports and related businesses for an aggregate purchase price of approximately $1.7 billion. This purchase price includes $1.5 billion in cash, 4.5 million shares of our Class A common stock, warrants to purchase 3.0 million shares of our Class A common stock and $59.2 million of assumed debt.

 Pending transactions

   As of December 31, 2000, we were a party to various pending transactions involving the acquisition of approximately 2,510 communications sites and related businesses with an aggregate purchase price of approximately $783.6 million. These transactions remain subject to regulatory approvals in certain cases and other closing conditions, which we may not meet. The most significant of these pending transactions is our agreement with ALLTEL Corporation.

   ALLTEL transaction. In December 2000, we entered into an agreement to acquire the rights from ALLTEL to up to 2,193 communications towers through a 15-year sublease agreement. Under the agreement, we will sublease these towers for consideration of up to $657.9 million in cash. ALLTEL also granted us the option to acquire the rights to approximately 200 additional towers to be selected by us on a site-by-site basis for cash consideration of up to $300,000 per tower. As the anchor tenant on the towers, ALLTEL will pay a site maintenance fee of $1,200 per tower per month, escalating at a rate equal to the lower of 5% per annum or the increase in the Consumer Price Index plus 4% per annum.

   Under our agreement with ALLTEL, we will have the option to purchase the towers at the end of the 15-year sublease term. The purchase price per tower will be $27,500 plus interest accrued at 3% per annum. At ALLTEL's option, this price will be payable by us in cash or with 769 shares of our Class A common stock in the case of approximately 1,900 of the towers. In the case of the approximately 300 other towers and any of the 200 additional towers that we sublease, the per tower option price at the end of the sublease term is subject to adjustment based on the cash consideration paid by us for the sublease and our Class A common stock price on the date we agree to the tower sublease terms.

   Additionally, we entered into an exclusive build-to-suit agreement with ALLTEL, which is expected to result in the construction of approximately 500 sites. As part of this transaction, ALLTEL granted us the right of first refusal to provide equipment installation services on towers included in the 15-year sublease transaction, build-to-suit sites and all ALLTEL co-locations on our existing sites.

   We expect the transaction to close incrementally beginning in the second quarter of 2001. We expect to fund the transaction primarily with borrowings under our existing credit facilities. At the time we entered into the ALLTEL agreement, Toronto Dominion (Texas), Inc., one of our lenders under our existing credit facilities, committed to provide us an additional term loan of $500.0 million, thereby increasing the borrowing commitment under our credit facilities to $2.5 billion. Subject to our satisfying certain closing conditions, we expect to close on this additional $500.0 million term loan in February 2001.

   Financing transactions

   Increase in credit facilities. As described above, one of the lenders under our existing credit facilities has committed to provide us an additional term loan of $500.0 million.

   ATC Mexico loan agreement. In December 2000, our Mexican subsidiary, American Tower Corporation de Mexico, S. de R. L. de C. V., or "ATC Mexico", and two of its subsidiaries entered into an agreement with a group of banks arranged by TD Securities (USA) Inc. to provide one or more term loans to ATC Mexico up to an initial aggregate amount of $95.0 million. If additional lenders are made parties to the agreement, the size of the facility may increase to $140.0 million. All amounts borrowed under this loan are due on September 30, 2003. No amounts of indebtedness are currently outstanding under this loan agreement. In connection with this agreement, we committed to loan up to $45.0 million to ATC Mexico on a subordinated basis after the basic commitment has been fully drawn upon. The commitment from us will be reduced on a dollar-for-dollar basis if additional lenders join the loan agreement and increase the maximum commitment under that agreement as described above.


   Concurrent note offering. Concurrently with this offering, we are offering $350.0 million of senior notes in a transaction exempt from registration under the Securites Act of 1933. The closing of each offering is not conditioned upon the closing of the other offering. It is possible that the concurrent note offering will not be consummated because of market conditions or for other reasons.

                                  ------------
   Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our telephone number is (617) 375-7500.

                                  THE OFFERING


Common stock offered........   10,000,000 shares of Class A common stock

Common stock outstanding
after the offering (1)......  180,033,356 shares of Class A common stock
                                8,095,025 shares of Class B common stock
                                2,267,813 shares of Class C common stock
                              --------
                              190,396,194 shares of common stock
                              ========

Voting rights...............  The Class A common stock and the Class B common stock generally vote as a single class. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The Class A common stock, voting separately as a class, is entitled to elect two independent directors. Delaware law and our charter also require class votes on some matters. The Class C common stock is generally nonvoting. We use the term "common stock" to mean those three classes of stock. Steven B. Dodge, together with his affiliates, will own approximately 26.9% of the total voting power after the sale by us of the
                              10.0 million shares of Class A common stock offered by this prospectus supplement.

Other rights................  Each class of common stock has the same rights to dividends and upon liquidation. The Class B common stock and the Class C common stock are convertible into Class A common stock on a share-for-share basis. The Class B common stock cannot be sold or transferred, except to certain categories of persons specified in our charter. The Class B common stock automatically converts into Class A common stock upon the occurrence of certain events.

Use of proceeds.............  We estimate our net proceeds from the sale of the
                              10.0 million shares of Class A common stock offered by this prospectus supplement will be $360.8 million. We expect to use these proceeds to finance the construction of towers, to fund pending and future acquisitions, and for general corporate purposes.

Concurrent note offering....  Concurrently with this offering, we are offering
                              $350.0 million aggregate principal amount of senior notes due 2009 in a transaction exempt from registration under the Securities Act. The closing of each offering is not conditioned upon the closing of the other offering.

New York Stock Exchange
symbol......................  AMT
--------------------
(1) The number of shares of common stock outstanding was determined as of December 31, 2000, giving pro forma effect to the sale of the 10.0 million shares of Class A common stock offered by this prospectus supplement. This number does not include shares we may issue in the future. Examples of these future issuances include:

  . shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock;

  . approximately 21.7 million shares of common stock issuable upon exercise of options outstanding on September 30, 2000;

  . 3.0 million shares of Class A common stock issuable upon exercise of warrants issued in the AirTouch transaction;

  . 19,073,506 shares of Class A common stock issuable upon conversion of convertible notes issued in October 1999;

  . 8,737,864 shares of Class A common stock issuable upon conversion of convertible notes issued in February 2000; and

  . 1.5 million shares of Class A common stock if the underwriter fully exercises its over-allotment option in this offering.

                            SELECTED FINANCIAL DATA

   We have derived the following selected financial data from our historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements. You should read the selected financial data in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus supplement, our historical consolidated financial statements and the documents that we have filed with the SEC and incorporated by reference into the accompanying prospectus. Prior to our separation from our former parent on June 4, 1998, we operated as a subsidiary of American Radio Systems and not as an independent company. Therefore, our results of operations for that period may be different from what they would have been had we operated as a separate, independent company.

   Year-to-year comparisons are significantly affected by our acquisitions and construction of towers, both of which have been numerous during the periods presented. Our principal acquisitions are described in more detail in the notes to our historical consolidated financial statements which are incorporated by reference into the accompanying prospectus.

   The following pro forma balance sheet data give effect, as of September 30, 2000, on a pro forma basis to the following transactions that had not been completed at that date: the ALLTEL transaction, the remaining portions of the AirTouch and AT&T transactions, the concurrent offering of our senior notes and our sale of the 10.0 million shares of Class A common stock offered pursuant to this prospectus supplement. The following pro forma statement of operations data and other operating data give effect to the pro forma transactions, the concurrent offering of our senior notes and this offering, as if each had occurred on January 1, 1999. We use the term pro forma transactions to mean certain of our major acquisitions and financings as follows:

  . the OmniAmerica, TeleCom and UNIsite acquisitions, and the ALLTEL, AirTouch, AT&T and ICG transactions,

  .  our Class A common stock offerings in June 2000 and February 1999, and

  .  our convertible notes private placements in February 2000 and October
     1999.

   The pro forma transactions do not include all of our completed or pending acquisitions or pending construction. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

   The pro forma financial information may not reflect our financial condition or our results of operations had the pro forma transactions actually occurred on the dates specified. They may also not reflect our financial condition or our results of operations as if we were operating as a separate, independent company during the periods presented. Finally, this information may not reflect our future financial condition or results of operations.

   We account for all of the included mergers and acquisitions as purchases. This means that for accounting and financial reporting purposes, we include the results of operations and assets and liabilities of the acquired companies with ours only after closing the transaction. Any comparison of the pro forma financial data with the historical financial data is inappropriate because of the adjustments we have made to prepare the pro forma financial data. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

   We do not consider divisional cash flow, EBITDA and after-tax cash flow as a substitute for other measures of operating results or cash flow from operating activities or as a measure of our profitability or liquidity. Divisional cash flow, EBITDA and after-tax cash flow are not calculated in accordance with GAAP. However, we have included them because they are used in the communications site industry as a measure of a company's operating performance. More specifically, we believe these measures can assist in comparing company performances on a consistent basis without regard to depreciation and amortization. Our concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions or non-operating factors including historical cost bases are involved. We believe divisional cash flow is useful because it enables you to compare our divisional performance before the effect of tower separation, development and corporate general and administrative expenses that do not relate directly to operating performance.

                           AMERICAN TOWER CORPORATION
                           SELECTED FINANCIAL DATA(1)

                             July 17, 1995                                       Year Ended          Nine Months Ended
                          (inception) through  Year Ended December 31,        December 31, 1999      September 30, 2000
                             December 31,     ----------------------------  ----------------------  ---------------------
                                1995(1)        1996      1997      1998     Historical  Pro Forma   Historical  Pro Forma
                          ------------------- -------  --------  ---------  ----------  ----------  ----------  ---------
                                                    (in thousands, except per share data)
Statements of
 Operations Data:
Operating revenues.....         $  163        $ 2,897  $ 17,508  $ 103,544  $  258,081  $  410,454  $  491,522  $ 533,735
                                ------        -------  --------  ---------  ----------  ----------  ----------  ---------
Operating expenses:
 Operating
 expenses(2)...........             60          1,362     8,713     61,751     155,857     255,936     344,503    368,676
 Depreciation and
  amortization.........             57            990     6,326     52,064     132,539     282,030     198,264    247,903
 Tower separation
  expense(3)...........                                             12,772
 Development expense(4)..                                                        1,607       1,607      10,495     10,495
 Corporate general and
  administrative
  expense..............            230            830     1,536      5,099       9,136      11,936       9,957      9,957
                                ------        -------  --------  ---------  ----------  ----------  ----------  ---------
Total operating
 expenses..............            347          3,182    16,575    131,686     299,139     551,509     563,219    637,031
                                ------        -------  --------  ---------  ----------  ----------  ----------  ---------
(Loss) income from
 operations............           (184)          (285)      933    (28,142)    (41,058)   (141,055)    (71,697)  (103,296)
Interest expense.......                                  (3,040)   (23,229)    (27,492)   (163,048)   (112,339)  (191,137)
Interest income and
 other, net............                            36       251      9,217      19,551      19,551      12,997     12,997
Interest income TV
 Azteca, net (related
 party)(5).............                                                                                  9,070      9,070
Note conversion
 expense(6)............                                                                                (16,968)   (16,968)
Minority interest in
 net earnings of
 subsidiaries(7).......                          (185)     (193)      (287)       (142)       (142)         82         82
                                ------        -------  --------  ---------  ----------  ----------  ----------  ---------
Loss before income
 taxes and
 extraordinary losses..           (184)          (434)   (2,049)   (42,441)    (49,141)   (284,694)   (178,855)  (289,252)
Benefit (provision) for
 income taxes..........             74            (45)      473      4,491        (214)     90,993      43,036     83,883
                                ------        -------  --------  ---------  ----------  ----------  ----------  ---------
Loss before
 extraordinary losses..         $ (110)       $  (479) $ (1,576) $ (37,950) $  (49,355) $ (193,701) $ (135,819) $(205,369)
                                ======        =======  ========  =========  ==========  ==========  ==========  =========
Basic and diluted loss
 per common share
 before extraordinary
 losses(8).............         $(0.00)       $ (0.01) $  (0.03) $   (0.48) $    (0.33) $    (1.15) $    (0.82) $   (1.18)
                                ======        =======  ========  =========  ==========  ==========  ==========  =========
Basic and diluted
 weighted average
 common shares
 outstanding(8)........         48,732         48,732    48,732     79,786     149,749     167,922     165,244    173,364
                                ======        =======  ========  =========  ==========  ==========  ==========  =========
Other Operating Data:
Divisional cash
 flow(9)...............         $  103        $ 1,535  $  8,795  $  41,793  $  102,224  $  154,518  $  156,089  $ 174,129
EBITDA(10).............           (127)           705     7,259     36,694      91,481     140,975     135,637    153,677
EBITDA margin(10)......           (N/A)          24.3%     41.5%      35.4%       35.4%       34.3%       27.6%      28.8%
After-tax cash
 flow(11)..............            (53)           511     4,750     14,114      83,184      88,329      62,445     42,534
Cash provided by (used
 for) operating
 activities............            (51)         2,230     9,913     18,429      97,011                 (37,781)
Cash used for investing
 activities............                                (216,783)  (350,377) (1,137,700)             (1,606,877)
Cash provided by
 financing activities..             63            132   209,092    513,527     879,726               1,825,916
Tower Data:
Towers operated at end
 of period(12).........                                     700      2,500       5,100       9,600      10,300     13,500
Towers constructed
 during period(13).....                                     100        500       1,000        (N/A)      1,100        N/A

                                           December 31,                     September 30, 2000
                          ------------------------------------------------ ---------------------
                          1995(1)   1996     1997       1998       1999    Historical Pro Forma
                          -------  ------- --------  ---------- ---------- ---------- ----------
                                                     (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents(14)........  $   12   $ 2,373 $  4,596  $  186,175 $   25,212 $ 206,470  $1,010,276
Working capital
 (deficiency), excluding
 current portion of
 long-term debt.........     (40)      663   (2,208)     93,602     19,156   263,059   1,066,865
Property and equipment,
 net....................   3,759    19,710  117,618     449,476  1,092,346 2,002,900   2,002,900
Unallocated purchase
 price..................                                                                 730,036
Total assets............   3,863    37,118  255,357   1,502,343  3,018,866 5,148,523   6,682,097
Long-term debt,
 including current
 portion but excluding
 convertible notes......             4,535   90,176     281,129    138,563 1,132,627   2,300,127
Convertible notes, net
 of discount............                                           602,259   918,893     918,893
Total stockholders'
 equity.................   3,769    29,728  153,208   1,091,746  2,145,083 2,836,693   3,202,767

-------
 (1) We were organized on July 17, 1995.
 (2) Consists of operating expenses other than depreciation and amortization, tower separation, development and corporate general and administrative expenses.
 (3) Tower separation expense refers to the one-time expense incurred as a result of our separation from American Radio Systems.
 (4) Development expense means the cost incurred for acquisitions and related integration, new business initiatives, abandoned acquisitions and costs associated with tower site inspections and related data gathering. Development expenses prior to 1999 were immaterial.
 (5) Interest income TV Azteca, net of interest expense of $753,000.
 (6) Note conversion expense represents the fair value of incremental stock issued to noteholders to induce them to convert their holdings prior to the first scheduled redemption date.
 (7) Represents the minority interest in net earnings of our non-wholly-owned subsidiaries.
 (8) We computed historical basic and diluted loss per common share before extraordinary losses using the weighted average number of shares outstanding during each period presented. Shares outstanding following the separation from American Radio Systems are assumed to be outstanding for all periods presented prior to June 4, 1998. Shares issuable upon exercise of options and other common stock equivalents have been excluded from the computations as their effect is anti-dilutive.
 (9) Divisional cash flow means (loss) income from operations before depreciation and amortization, tower separation expense, development expense and corporate general and administrative expense, plus interest income TV Azteca, net.
(10) EBITDA means (loss) income from operations before depreciation and amortization and tower separation expense, plus interest income TV Azteca, net. EBITDA margin means EBITDA divided by operating revenues.
(11) After-tax cash flow means income (loss) before extraordinary losses, plus depreciation and amortization.
(12) Includes information with respect to our company only and assumes completion of all pending transactions, including those not in the pro forma transactions. Excludes towers under construction. See note (13) below.
(13) Includes towers constructed in each period by us, including those constructed for and owned by third parties. Excludes towers constructed by acquired companies prior to acquisition.
(14) Includes at September 30, 2000 approximately $56.0 million of restricted funds required under our credit facilities to be held in escrow through 2001 to fund scheduled interest payments on our outstanding convertible notes. We will be required under our credit facilities to reserve a portion of the pro forma cash for payment of interest through February 2002 on the senior notes we are offering concurrently with this offering. See "Description of Certain Indebtedness--Credit Facilities" in the accompanying prospectus.

                                 RISK FACTORS

   You should consider the following risk factors, in addition to the other information presented in this prospectus supplement, the accompanying prospectus (particularly "Risk Factors" therein) and the documents incorporated by reference into the accompanying prospectus, in evaluating us, our business and an investment in our securities. Any of the following risks as well as other risks and uncertainties could seriously harm our business and financial results and cause the value of our stock to decline, which in turn could cause you to lose all or part of your investment.

Decrease in demand for tower space would materially and adversely affect our cash flow and we cannot control that demand

   Many of the factors affecting the demand for tower space, and to a lesser extent our services business, affect our cash flow. Those factors include:

  .  consumer demand for wireless services,

  . the financial condition of wireless service providers and their preference for owning as opposed to leasing antenna sites,

  . the growth rate of wireless communications or of a particular wireless segment,

  . the number of wireless service providers in a particular segment, nationally or locally,

  .  governmental licensing of broadcast rights,

  . increased use of roaming and resale arrangements by wireless service providers. These arrangements enable a provider to serve customers outside its license area, to give licensed providers the right to enter into arrangements to serve overlapping license areas and to permit nonlicensed providers to enter the wireless marketplace. Wireless service providers might consider such roaming and resale arrangements as superior to constructing their own facilities or leasing antennae space from us,

  .  zoning, environmental and other government regulations, and

  .  technological changes.

   The demand for antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, certain technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be delayed or impaired, or if demand for it were to be less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Build-to-suit construction projects and major acquisitions from wireless service providers increase our dependence on a limited number of customers, the loss of which could materially decrease revenues, and may also involve less favorable terms

   Our increasing focus on major build-to-suit projects for wireless service providers and related acquisitions entail several unique risks. First is our greater dependence on a limited number of customers and the risk that customer losses could materially decrease revenues. Another risk is that our agreements with these wireless service providers have lease and control terms that are more favorable to them than the terms we give our tenants generally. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers.

Our expanded construction program increases our exposure to risks that could increase costs and adversely affect our earnings and growth

   Our expanded construction activities involve substantial risks. These risks include:

  .  increasing our debt and the amount of payments on that debt,

  .  uncontrollable risks that could delay or increase the cost of a project,

  . increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

  . failing to meet time schedules, which could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

  . possible lack of sufficient experienced personnel to manage an expanded construction program.

   We cannot control the main factors that can prevent, delay or increase the cost of tower construction. These factors include:

  .  zoning and local permitting requirements,

  .  environmental group opposition,

  . availability of skilled construction personnel and construction equipment,

  .  adverse weather conditions, and

  .  federal regulations.

Increasing competition could make tower construction and acquisition more costly

   Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. That competition has also raised construction site acquisition costs and created shortages for experienced tower construction personnel. Because of personnel shortages, we could experience failures to meet time schedules. Failures to meet time schedules could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations.

Increasing competition in the satellite and fiber network access services market may slow Verestar's growth and adversely affect its business

   In the satellite and fiber network access services market, Verestar competes with other satellite communications companies that provide similar services, as well as other communications service providers. Some of Verestar's existing and potential competitors consist of companies from whom Verestar currently leases satellite and fiber network access in connection with the provision of Verestar's services to its customers. Increased competition could result in Verestar being forced to reduce the fees it charges for its services and may limit Verestar's ability to obtain, on economical terms, services that are critical to its business. We anticipate that Verestar's competitors may develop or acquire services that provide functionality that is similar to that provided by Verestar's services and that those competitive services may be offered at significantly lower prices or bundled with other services. Many of the existing and potential competitors have financial and other resources significantly greater than those available to Verestar.

If we cannot keep raising capital, our growth will be impeded

   Without additional capital, we would need to curtail our acquisition and construction programs which are essential for our long-term success. We expect to use borrowed funds to satisfy a substantial portion of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money or to do so on terms we consider to be favorable. Conditions in the capital markets also will affect our ability to borrow, as well as the terms of those borrowings. All of these factors could also make it difficult or impossible for us otherwise to raise capital.

If we cannot successfully integrate acquired sites or businesses or manage our operations as we grow, our business will be adversely affected and our growth may slow or stop

   A significant part of our growth strategy is the continued pursuit of strategic acquisitions of independent tower operators and consolidators, wireless service providers and service and teleport businesses. We cannot assure you, however, that we will be able to integrate successfully acquired businesses and assets into our existing business. Since January 1, 2000, we have consummated more than 60 transactions involving the acquisition of more than 4,740 communications sites and related businesses and several teleports and related businesses. Our growth has placed, and will continue to place, a significant strain on our management and operating and financial systems. Successful integration of these and any future acquisitions will depend primarily on our ability to manage these assets and combined operations and, with respect to the services and teleport businesses, to integrate new management and employees into our existing operations.

If our chief executive officer left, we would be adversely affected because we rely on his reputation and expertise, and because of our relatively small senior management team

   The loss of our chief executive officer, Steven B. Dodge, has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size because of our comparatively smaller executive group and our reliance on Mr. Dodge's expertise. Our growth strategy is highly dependent on the efforts of Mr. Dodge. Our ability to raise capital also depends significantly on the reputation of Mr. Dodge. You should be aware that we have not entered into an employment agreement with Mr. Dodge. The tower industry is relatively new and does not have a large group of seasoned executives from which we could recruit a replacement for Mr. Dodge.

Expanding operations into foreign countries could create expropriation, governmental regulation, funds inaccessibility, foreign exchange exposure and management problems

   Our recent expansion into Canada and Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. As a result of recent acquisitions by Verestar, we have network operation centers in Europe, Asia, South America and Africa. We may also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair our ability to manage and control operations.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results

   Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have included in this prospectus supplement. That information is based upon a number of assumptions we believe to be reasonable. However, our three most significant acquisitions to date, the ALLTEL, AirTouch and AT&T transactions, do not involve acquisitions of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of ALLTEL, AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, included certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on both the limited information furnished by the carriers and our own experience with comparable towers. None of our auditors, ALLTEL's auditors, AirTouch's auditors, AT&T's auditors or the underwriter has expressed any opinion or provided any form of assurance with respect to ALLTEL's, AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.

If we complete our concurrent note offering, we will have increased leverage and debt service obligations and be subject to substantial additional restrictive covenants

   We have a substantial amount of outstanding indebtedness and will incur additional indebtedness if we complete our concurrent note offering. After giving effect to the concurrent note offering and the pro forma transactions, as of September 30, 2000, we would have had approximately $3.2 billion of consolidated debt. Our substantial indebtedness and leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

  . requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

  . placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

   In addition, if we complete the concurrent note offering we will become subject to substantial additional restrictive covenants in the indenture relating to those notes, which could adversely affect our business by limiting our flexibility.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues

   The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space.

   Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse effect on our operations. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

We could have liability under environmental laws

   Under various federal, state and local environmental laws, we, as an owner, lessee or operator of more than 13,500 real estate sites, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than roof top towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell or cease to lease or operate the property.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do

   We are subject to federal, state and local regulation of our business. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae. In addition, the FCC separately regulates wireless communication devices operating on towers and licenses and regulates television and radio stations broadcasting from towers. Similar regulations exist in Mexico, Canada and other foreign countries regarding wireless communications and the operation of communications towers. Failure to comply with applicable requirements may lead to monetary penalties and may require us to indemnify our customers against any such failure to comply. New regulations may impose additional costly burdens on us which may affect our revenues and cause delays in our growth.

   In January 2001, the FCC concluded investigations of several operators of communications towers, including us. The FCC sent us a Notice of Apparent Liability for Forfeiture preliminarily determining that we had failed to file certain informational forms, had failed to properly post certain information at various tower sites, and on one occasion had failed to properly light a tower. The FCC has proposed a fine of $212,000 and intends to undertake an additional review of our overall procedures for and degree of compliance with the FCC's regulations. The proposed fine represents a significant increase from the amount that otherwise might be imposed in similar situations because of the number of violations and the FCC's negative perception of our compliance. Depending on the outcome of the further investigation, the FCC could take additional adverse action against us. We are conducting our own internal investigation into our regulatory compliance policies. Additionally, we are, as permitted by the FCC's regulations, preparing a response to the FCC notice and we will otherwise cooperate with the FCC in any further investigation to resolve these matters.

   The construction and reconstruction of a substantial number of antennae needed to deliver digital television service to our customers may require state and local regulatory approvals. The FCC has indicated that it may adopt preemptive guidelines. If adopted, such regulations may be more or less restrictive than existing state and local regulations and may increase our construction costs.

   Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customer demand. In addition, these regulations increase costs associated with new tower construction. Existing regulatory policies may adversely affect the timing or cost of new tower construction and additional regulations may be adopted which increase delays or result in additional costs to us.

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated

   Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services.

   If a connection between radio emissions and possible negative health effects, including cancer, were established, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," or "may," or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Forward-looking statements include statements concerning:

  .  the outcome of our growth strategy,

  .  future results of operations,

  .  liquidity and capital expenditures,

  .  construction and acquisition activities,

  . debt levels and the ability to obtain financing and make payments on our debt,

  . regulatory developments and competitive conditions in the communications site and wireless carrier industries,

  . projected growth of the wireless communications and wireless carrier industries,

  .  dependence on demand for satellites for Internet data transmission, and

  .  general economic conditions.

     Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus supplement, the accompanying prospectus and in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information in this prospectus supplement under "Risk Factors" and the accompanying prospectus under "Risk Factors". We do not undertake any obligation to update forward-looking statements made by us.

                                USE OF PROCEEDS

   We estimate our net proceeds from the sale of our Class A common stock in this offering will be $360.8 million, or $415.0 million if the underwriter's over-allotment option is exercised in full. We expect to use these net proceeds, together with borrowings under our credit facilities and proceeds from our concurrent note offering, to finance the construction of towers, to fund pending and future acquisitions and for general corporate purposes. Neither the completion of the note offering nor the completion of this Class A common stock offering is contingent upon the other. Pending such use of the net proceeds, we intend to invest the proceeds of this offering in short-term, investment grade, interest-bearing securities. We have requested our lenders to waive the requirement that we reduce their commitments under our credit facilities by the net proceeds of our sale of the shares offered in this offering and of the notes being concurrently offered. While we expect to receive these waivers, we cannot assure you that we will receive them, and receipt of these waivers is not a condition to the closing of this offering.


                                   DILUTION

   As of September 30, 2000, our pro forma net tangible book value, after giving effect to the pro forma transactions, was a deficit of $(160.3) million or $(.90) per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma assets, less our pro forma intangible assets and unallocated purchase price, reduced by the amount of our pro forma liabilities and divided by the pro forma number of shares of common stock outstanding. After giving effect to the application of the estimated net proceeds from the sale of the 10.0 million shares of Class A common stock offered pursuant to this prospectus supplement, our as adjusted pro forma net tangible book value as of that date would have been $200.5 million or $1.07 per share. This represents an immediate increase in such pro forma net tangible book value of $1.97 per share to existing stockholders and an immediate dilution in net tangible book value of $35.43 per share to new investors purchasing shares.

   The following table illustrates the dilution per share as described above:

   Offering price per share....................................         $36.50
     Pro forma net tangible book value per share before our
      sale of common stock..................................... $ (.90)
     Increase attributable to our sale of common stock.........   1.97
                                                                ------
   As adjusted pro forma net tangible book value per share
    after our sale of common stock.............................           1.07
                                                                        ------
   Dilution to new investors...................................         $35.43
                                                                        ======

                       MARKET PRICES AND DIVIDEND POLICY

Market Price Data

   On February 27, 1998, our Class A common stock commenced trading on a "when-issued" basis on the inter-dealer bulletin board of the over-the-counter market. Our Class A common stock commenced trading on the New York Stock Exchange on June 5, 1998 (the day after we separated from American Radio). The following table presents reported high and low sale prices of our Class A common stock in the over-the-counter market or on the Composite Tape of the NYSE.

                                                                 High     Low
                                                               -------- --------
1998
Quarter ended March 31 (commencing February 27, 1998)......... $20.25   $15.50
Quarter ended June 30.........................................  26.125   18.75
Quarter ended September 30....................................  28.625   14.375
Quarter ended December 31.....................................  29.625   13.25

1999
Quarter ended March 31........................................  30.25    20.50
Quarter ended June 30.........................................  26.875   20.50
Quarter ended September 30....................................  25.875   19.50
Quarter ended December 31.....................................  33.25    17.5625

2000
Quarter ended March 31........................................  55.50    28.5625
Quarter ended June 30.........................................  50.4375  36.3125
Quarter ended September 30....................................  47.625   27.625
Quarter ended December 31 ....................................  42.4375  28.75
2001
Quarter ending March 31 (through January 17) .................  41.50    33.00

   On January 17, 2001, the closing price of our Class A common stock was $39.25 as reported on the New York Stock Exchange.

   The outstanding shares of common stock and number of registered holders as of December 31, 2000 were as follows:

                                                              Class
                                                 -------------------------------
                                                      A          B         C
                                                 ----------- --------- ---------
Outstanding shares.............................. 170,033,356 8,095,025 2,267,813
Registered holders..............................         662        64         1

Dividends

   We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our credit facilities restrict the payment of cash dividends by our subsidiaries. See "Description of Capital Stock--Dividend Restrictions" in the accompanying prospectus. The indenture for the notes that we are offering concurrently with this offering will impose significant limitations on the payment of dividends by us to our stockholders.

                                CAPITALIZATION


   The following table sets forth our capitalization as of September 30, 2000:

   . on a historical basis;

   . on a pro forma basis after giving effect to the pro forma transactions;

   . on a pro forma as adjusted basis, giving effect to the pro forma transactions and the sale of 10.0 million shares of our Class A common stock in this offering and the receipt of estimated net proceeds from such sale of $360.8 million; and

   . on a pro forma as adjusted basis, giving effect to the pro forma transactions, the sale of shares of our Class A common stock described in the previous bullet and the sale of the notes in the concurrent note offering and the receipt of estimated net proceeds from such sale of $338.5 million. Neither the completion of this Class A common stock offering nor the completion of the note offering is contingent on the other.

   We believe that the assumptions used provide a reasonable basis on which to present our pro forma capitalization. You should read the capitalization table below in conjunction with the information presented under "Unaudited Pro Forma Condensed Consolidated Financial Statements" in this prospectus supplement and the consolidated financial statements and related notes incorporated by reference into the accompanying prospectus. The pro forma financial information included in the capitalization table below is not necessarily indicative of our capitalization or financial condition had we completed the transactions and events referred to above on the date assumed. It is also not necessarily indicative of our future capitalization or future financial condition.

                                            September 30, 2000
                             --------------------------------------------------
                                                       Pro Forma
                                         --------------------------------------
                                                                   As adjusted
                                                          As        for this
                                             For       adjusted     offering
                                          pro forma    for this      and the
                             Historical  transactions  offering   note offering
                             ----------  ------------ ----------  -------------
                                              (in thousands)
Cash and cash equivalents..  $  206,470   $  310,976  $  671,776   $1,010,276
                             ==========   ==========  ==========   ==========
Long-term debt, including
 current portion(1)(2):
  Credit facilities........  $1,032,500   $1,850,000  $1,850,000   $1,850,000
  Senior notes offered
   concurrently............                                           350,000
  Convertible notes, net of
   discount(2).............     918,893      918,893     918,893      918,893
  Other long-term debt.....     100,127      100,127     100,127      100,127
                             ----------   ----------  ----------   ----------
    Total long-term debt...   2,051,520    2,869,020   2,869,020    3,219,020
                             ----------   ----------  ----------   ----------
Stockholders' equity(3):
Common Stock(4):
  Class A common stock.....       1,677        1,677       1,777        1,777
  Class B common stock.....          83           83          83           83
  Class C common stock.....          23           23          23           23
  Additional paid-in
   capital.................   3,079,776    3,085,050   3,445,750    3,445,750
  Accumulated deficit......    (240,586)    (240,586)   (240,586)   (240,586)
  Treasury stock...........      (4,280)      (4,280)     (4,280)     (4,280)
                             ----------   ----------  ----------   ----------
    Total stockholders'
     equity................   2,836,693    2,841,967   3,202,767    3,202,767
                             ----------   ----------  ----------   ----------
Total capitalization.......  $4,888,213   $5,710,987  $6,071,787   $6,421,787
                             ==========   ==========  ==========   ==========

---------------------
(1) For additional information, see "Unaudited Pro Forma Condensed Consolidated Financial Statements" appearing elsewhere in this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our September 30, 2000 Quarterly Report on Form 10-Q.

(2) See "Prospectus Supplement Summary--Recent Transactions--Financing Transactions" in this prospectus supplement and "Description of Certain Indebtedness" in the accompanying prospectus for information regarding the terms of the major components of our long-term debt.

(3) Consists of (a) preferred stock, par value $.01 per share, 20,000,000 authorized shares, none issued or outstanding; (b) Class A common stock, par value $.01 per share, 500,000,000 authorized shares; shares outstanding: 167,591,207 (historical and pro forma for pro forma transactions) and 177,591,207 (pro forma as adjusted for this offering and pro forma as adjusted for this offering and the note offering); (c) Class B common stock, par value $.01 per share, 50,000,000 authorized shares; shares outstanding: 8,253,975 (historical and all pro forma); and (d) Class C common stock, par value $.01 per share, 10,000,000 authorized shares; shares outstanding: 2,267,813 (historical and all pro forma). Outstanding share numbers do not give effect to subsequent conversions of shares of Class B common stock or Class C common stock to Class A common stock.

(4) This number does not include shares we may issue in the future. Examples of these future issuances include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock,
    (b) approximately 21.7 million shares of common stock issuable upon exercise of options outstanding on September 30, 2000, (c) 3.0 million shares of Class A common stock issuable upon exercise of warrants issued in the AirTouch transaction, (d) 19,073,506 shares of Class A common stock issuable upon conversion of convertible notes issued in October 1999, (e) 8,737,864 shares of Class A common stock issuable upon conversion of convertible notes issued in February 2000, and (f) 1.5 million shares of Class A common stock if the underwriter fully exercises its over-allotment option in this offering.

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

   We have included on the following pages our unaudited pro forma condensed consolidated balance sheet as of September 30, 2000 and our unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2000 and for the year ended December 31, 1999. To the extent required, we have adjusted these pro forma statements for the pro forma transactions, our concurrent note offering and this offering. The pro forma transactions consist of:

  . the OmniAmerica, TeleCom, UNIsite and ICG acquisitions and the ALLTEL, AirTouch and AT&T transactions,

  .  our Class A common stock offerings in June 2000 and February 1999, and

  .  our convertible notes private placements in February 2000 and October
     1999.

   The unaudited pro forma condensed consolidated financial statements do not reflect all of our consummated or pending acquisitions. The adjustments assume that all pro forma transactions were consummated on January 1, 1999, in the case of the unaudited pro forma condensed consolidated statements of operations. The adjustments assume that the pro forma transactions that had not been consummated as of September 30, 2000 were consummated on that date in the case of the unaudited pro forma condensed consolidated balance sheet. You should read the pro forma financial statements in conjunction with our historical financial statements and the notes thereto and our Current Reports on Form 8-K dated September 17, 1999 and March 30, 2000. Although the ALLTEL, AirTouch and AT&T transactions do not involve the acquisition of businesses, we have provided pro forma information related to these transactions, as we believe such information is material to your investment decision.

   The unaudited pro forma condensed consolidated financial statements may not reflect our financial condition or our results of operations had the pro forma transactions actually occurred on the dates specified. Finally, they may not reflect our future financial condition or results of operations.

                           AMERICAN TOWER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2000
                                 (in thousands)

                                                                                                     Pro Forma
                                                                                                         as
                                                                                                      Adjusted
                                                                              Pro Forma               for this
                                                      Pro Forma                   as     Adjustments  Offering
                                     Adjustments for     for      Adjustments  Adjusted    for the    and the
                                        Pro Forma      Pro Forma   for this    for this     Note        Note
                          Historical Transactions(a) Transactions Offering(b)  Offering  Offering(c)  Offering
                          ---------- --------------- ------------ ----------- ---------- ----------- ----------
ASSETS
Cash and cash
 equivalents............  $  206,470    $104,506      $  310,976   $360,800   $  671,776  $338,500   $1,010,276
Accounts receivable,
 net....................     154,993                     154,993                 154,993                154,993
Other current assets....     121,455                     121,455                 121,455                121,455
Notes receivable........     118,307                     118,307                 118,307                118,307
Property and equipment,
 net....................   2,002,900                   2,002,900               2,002,900              2,002,900
Unallocated purchase
 price..................                 730,036         730,036                 730,036                730,036
Intangible assets, net..   2,272,183                   2,272,183               2,272,183              2,272,183
Deferred tax asset......     154,351                     154,351                 154,351                154,351
Deposits and other
 assets.................     117,864     (11,768)        106,096                 106,096    11,500      117,596
                          ----------    --------      ----------   --------   ----------  --------   ----------
  Total.................  $5,148,523    $822,774      $5,971,297   $360,800   $6,332,097  $350,000   $6,682,097
                          ==========    ========      ==========   ========   ==========  ========   ==========

LIABILITIES AND
STOCKHOLDERS'
EQUITY
Current liabilities,
 excluding current
 portion of long-term
 debt...................  $  219,859                  $  219,859              $  219,859             $  219,859
Other long-term
 liabilities............       8,293                       8,293                   8,293                  8,293
Credit facilities ......   1,032,500    $817,500       1,850,000               1,850,000              1,850,000
Senior notes offered
 concurrently...........                                                                  $350,000      350,000
Convertible notes, net
 of discount............     918,893                     918,893                 918,893                918,893
Other long-term debt,
 including current
 portion ...............     100,127                     100,127                 100,127                100,127
Minority interest.......      32,158                      32,158                  32,158                 32,158
Stockholders' equity....   2,836,693       5,274       2,841,967   $360,800    3,202,767              3,202,767
                          ----------    --------      ----------   --------   ----------  --------   ----------
  Total.................  $5,148,523    $822,774      $5,971,297   $360,800   $6,332,097  $350,000   $6,682,097
                          ==========    ========      ==========   ========   ==========  ========   ==========

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                         NOTES TO UNAUDITED PRO FORMA

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   We have prepared our unaudited pro forma condensed consolidated balance sheet as of September 30, 2000 to give effect, as of such date, to the ALLTEL transaction and the remaining portions of the AirTouch and AT&T transactions, the only pro forma transactions that had not been completed at that date, our concurrent note offering and this offering.

   (a) The following table sets forth the components of the pro forma balance sheet adjustments for the pro forma transactions as of September 30, 2000 (in thousands):

                                                                                Total
                             Additional                                      Adjustments
                               Credit                                            for
                              Facility     ALLTEL     AirTouch      AT&T      Pro Forma
                            Borrowing(2) Transaction Transaction Transaction Transactions
                            ------------ ----------- ----------- ----------- ------------
   ASSETS
   Cash and cash
    equivalents............   $104,506                                         $104,506
   Unallocated purchase
    price(1)...............               $657,900    $ 70,798     $1,338       730,036
   Deposits and other
    assets.................      7,500                 (19,268)                 (11,768)
                              --------    --------    --------     ------      --------
     Total.................   $112,006    $657,900    $ 51,530     $1,338      $822,774
                              ========    ========    ========     ======      ========
   LIABILITIES AND
   STOCKHOLDERS' EQUITY
   Credit facilities.......   $112,006    $657,900    $ 46,256     $1,338      $817,500
   Stockholders' equity....                              5,274                    5,274
                              --------    --------    --------     ------      --------
     Total.................   $112,006    $657,900    $ 51,530     $1,338      $822,774
                              ========    ========    ========     ======      ========

     The following table sets forth the remaining purchase prices and related pro forma financing for the ALLTEL, AirTouch and AT&T transactions (in millions):

                                                       Purchase Price Borrowings
                                                       -------------- ----------
   ALLTEL transaction(3)..............................     $657.9       $657.9
   AirTouch transaction(4)............................       70.8         46.3
   AT&T transaction(5)................................        1.3          1.3

  --------
  (1) Upon completion of our evaluation of the purchase price allocations, we expect that the average life of the assets should approximate 15 years.
  (2) We have fully drawn on the Term Loan B ($500.0 million) portion of our credit facilities. We anticipate fully drawing on the Term Loan A ($850.0 million) and Term Loan C ($500.0 million) portions of our credit facilities to fund these transactions. Term Loan A was required to be fully drawn by December 31, 2000 and Term Loan C is required to be fully drawn upon its closing, which we expect to occur in February 2001. The $104.5 million represents drawings in excess of requirements to fund these transactions. These figures do not reflect any borrowings we may make under our Mexico loan agreement. See "Prospectus Supplement Summary--Recent Transactions--Financing Transactions" in this prospectus supplement and "Description of Certain Indebtedness" in the accompanying prospectus.
  (3) In December 2000, we entered into an agreement with ALLTEL Corporation to acquire the rights to up to 2,193 communications towers through a 15-year agreement to sublease. Under the agreement, we will lease up to 2,193 towers for consideration of up to $657.9 million in cash.
  (4) As of September 30, 2000, we had closed on 1,778 of the 2,100 towers included in the original AirTouch lease agreement, paid $677.3 million in cash, and issued warrants to purchase 3.0 million shares of Class A common stock at a price of $22.00 per share. The warrants vest based on the percentage of towers closed to total towers in the lease agreement (2,100). We estimate that we will pay total consideration of approximately $70.8 million to close on an additional 172 towers through January 2001. We do not expect to close on approximately 150 towers included in the original agreement.

  (5) As of September 30, 2000 we had closed on 1,918 of the 1,942 towers included in the AT&T purchase agreement and paid $258.7 million in cash. We estimate that we will pay approximately $1.3 million to close on any remaining towers.

   (b) To record the sale of 10.0 million shares of Class A common stock resulting in net proceeds of $360.8 million.

   (c) To record the issuance of $350.0 million principal amount of notes in the concurrent note offering and the net proceeds (estimated at approximately $338.5 million) of that offering.

                           AMERICAN TOWER CORPORATION

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                      Nine Months Ended September 30, 2000
                       (in thousands, except share data)

                                                                    Adjustments     Pro Forma
                                                       Pro Forma        for      as Adjusted for
                                      Adjustments for     for      this Offering  this Offering
                                         Pro Forma     Pro Forma   and the Note      and the
                          Historical  Transactions(a) Transactions  Offering(h)  Note Offering(h)
                          ----------  --------------- ------------ ------------- ----------------
Operating revenues......  $ 491,522      $ 42,213      $ 533,735                    $ 533,735
Operating expenses
 excluding depreciation
 and amortization,
 development and
 corporate general and
 administrative
 expenses...............    344,503        24,173        368,676                      368,676
Depreciation and
 amortization...........    198,264        49,639        247,903                      247,903
Development expense.....     10,495                       10,495                       10,495
Corporate general and
 administrative
 expense................      9,957                        9,957                        9,957
                          ---------      --------      ---------     --------       ---------
Loss from operations....    (71,697)      (31,599)      (103,296)                    (103,296)
Other (income) expense:
  Interest expense......    112,339        50,865        163,204     $ 27,933         191,137
  Interest income and
   other, net...........    (12,997)                     (12,997)                     (12,997)
  Interest income TV
   Azteca, net of
   interest expense of
   $753 (related
   party)...............     (9,070)                      (9,070)                      (9,070)
  Note conversion
   expense..............     16,968                       16,968                       16,968
  Minority interest in
   net earnings of
   subsidiaries.........        (82)                         (82)                         (82)
                          ---------      --------      ---------     --------       ---------
Total other expense.....    107,158        50,865        158,023       27,933         185,956
                          ---------      --------      ---------     --------       ---------
Loss before income taxes
 and extraordinary
 losses.................   (178,855)      (82,464)      (261,319)     (27,933)       (289,252)
Benefit for income
 taxes(b)...............     43,036        30,512         73,548       10,335          83,883
                          ---------      --------      ---------     --------       ---------
Loss before
 extraordinary losses...  $(135,819)     $(51,952)     $(187,771)    $(17,598)      $(205,369)
                          =========      ========      =========     ========       =========
Basic and diluted loss
 per common share before
 extraordinary losses...  $   (0.82)          N/A      $   (1.08)         N/A       $   (1.18)
                          =========      ========      =========     ========       =========
Basic and diluted common
 shares outstanding.....    165,244         8,120(c)     173,364          N/A         173,364
                          =========      ========      =========     ========       =========

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                         NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2000 gives effect to the pro forma transactions, the concurrent note offering and this offering as if each of them occurred on January 1, 1999.

   (a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to record an increase in net interest expense of $50.9 million for the nine months ended September 30, 2000 as a result of the increase in debt after giving effect to the proceeds of the February 2000 notes placement and the June 2000 offering. We are amortizing debt issuance costs on a straight-line basis over the term of the obligations. We have included amortization of issuance costs within interest expense.

   We have also adjusted the results of operations to record depreciation and amortization expense of $49.6 million for the nine months ended September 30, 2000 based on estimated allocations of purchase prices. With respect to unallocated purchase prices, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years.

   The table below sets forth the detail for the pro forma transactions for the nine months ended September 30, 2000 (in thousands). We have excluded the UNIsite operations for the 12-day period ended January 12, 2000 (the acquisition closed January 13, 2000) from the nine-month period ended September 30, 2000 pro forma statement of operations due to immateriality.

                                                                                                    Total
                                                                 February                         Adjustment
                                                                   2000      June                    for
                           ALLTEL      AirTouch       AT&T         Notes     2000     Pro Forma   Pro Forma
                         Transaction  Transaction  Transaction   Placement Offering  Adjustments Transactions
                         -----------  -----------  -----------   --------- --------  ----------- ------------
Operating revenues......   $28,436(d)   $11,886(e)   $1,891 (f)                                    $ 42,213
Operating expenses
 excluding depreciation
 and amortization.......    16,553(g)     4,817(g)    2,803 (g)                                      24,173
Depreciation and
 amortization...........                                                              $  49,639      49,639
                           -------      -------      ------       -------  --------   ---------    --------
Income (loss) from
 operations.............    11,883        7,069        (912)                            (49,639)    (31,599)
Interest expense, net...                                          $(1,439) $(23,675)     75,979      50,865
                           -------      -------      ------       -------  --------   ---------    --------
Income (loss) before
 income taxes and
 extraordinary losses...   $11,883      $ 7,069      $ (912)      $ 1,439  $ 23,675   $(125,618)   $(82,464)
                           =======      =======      ======       =======  ========   =========    ========

   (b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final purchase price allocations.

   (c) Includes adjustment for the 12.5 million shares of Class A common stock issued pursuant to the June 2000 offering.

   (d) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the ALLTEL lease agreement (assumes the leasing of 2,193 towers). We have not included approximately $7.4 million of annual third party lease revenues existing as of the date the agreement was signed.

   (e) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AirTouch lease agreement (assumes the leasing of 1,950 towers). We have not included approximately $3.5 million of annual third-party lease revenues existing as of the date the agreement was signed.

   (f) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AT&T and AT&T Wireless Services lease agreements (assumes the acquisition of 1,942 towers). We have not included approximately $7.6 million of annual third-party lease revenues existing as of the date the agreement was signed.

   (g) The towers involved in each of these acquisitions were operated as part of the wireless service divisions of ALLTEL, AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we have or will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers and with AirTouch and AT&T towers acquired to date. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. We have based these operating expenses on management's best estimate and, as such, the actual expenses may be different from the estimates presented.

   (h) To record interest expense and amortization of debt issuance cost associated with the senior notes we are offering concurrently with this offering. There are no adjustments to the pro forma statement of operations associated with this offering due to the proceeds being applied to cash. Accordingly, we have not adjusted the share data for this offering.

                           AMERICAN TOWER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999
                       (in thousands, except share data)

                                                                                Pro Forma
                                                                   Adjustments as Adjusted
                                                                    for this    for this
                                                       Pro Forma    Offering    Offering
                                     Adjustments for      for        and the     and the
                                        Pro Forma      Pro Forma      Note        Note
                          Historical Transactions(a)  Transactions Offering(h) Offering(h)
                          ---------- ---------------  ------------ ----------- -----------
Operating revenues......   $258,081     $ 152,373      $ 410,454                $ 410,454
Operating expenses
 excluding depreciation
 and amortization,
 development and
 corporate general and
 administrative
 expenses...............    155,857       100,079        255,936                  255,936
Depreciation and
 amortization...........    132,539       149,491        282,030                  282,030
Development expense.....      1,607                        1,607                    1,607
Corporate general and
 administrative
 expense................      9,136         2,800         11,936                   11,936
                           --------     ---------      ---------    --------    ---------
Loss from operations....    (41,058)      (99,997)      (141,055)                (141,055)
Other (income) expense:
  Interest expense......     27,492        98,243        125,735    $ 37,313      163,048
  Interest income and
   other, net...........    (19,551)                     (19,551)                 (19,551)
  Minority interest in
   net losses of
   subsidiaries.........        142                          142                      142
                           --------     ---------      ---------    --------    ---------
Total other expense.....      8,083        98,243        106,326      37,313      143,639
                           --------     ---------      ---------    --------    ---------
Loss before income taxes
 and extraordinary
 loss...................    (49,141)     (198,240)      (247,381)    (37,313)    (284,694)
(Provision) benefit for
 income taxes(b)........       (214)       76,655         76,441      14,552       90,993
                           --------     ---------      ---------    --------    ---------
Loss before
 extraordinary loss.....   $(49,355)    $(121,585)     $(170,940)   $(22,761)   $(193,701)
                           ========     =========      =========    ========    =========
Basic and diluted net
 loss per common share
 before extraordinary
 loss...................   $  (0.33)          N/A      $   (1.02)        N/A    $   (1.15)
                           ========     =========      =========    ========    =========
Basic and diluted common
 shares outstanding.....    149,749        18,173 (c)    167,922         N/A      167,922
                           ========     =========      =========    ========    =========



 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                         NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 gives effect to the pro forma transactions, the concurrent note offering and this offering as if each of them had occurred on January 1, 1999.

   (a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to: (1) reverse historical interest expense associated with the companies included in the pro forma transactions; and (2) record an increase in net interest expense of $98.2 million for the year ended December 31, 1999 as a result of the increased debt after giving effect to the proceeds of the February 1999 and June 2000 offerings and the October 1999 and February 2000 notes placements. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight-line basis over the term of the obligation. We have included amortization of debt discount and issuance costs within interest expense.

   We have also adjusted the results of operations to reverse historical depreciation and amortization expense of $18.8 million for the year ended December 31, 1999 and recorded depreciation and amortization expense of $149.5 million for the year ended December 31, 1999 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years.

   We have not carried forward certain corporate general and administrative expenses of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $2.8 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

                         NOTES TO UNAUDITED PRO FORMA
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

   The following table sets forth the detail for the pro forma transactions for the year ended December 31, 1999 (in thousands):

                                               February
                         OmniAmerica TeleCom     1999    UNIsite       ICG       ALLTEL
                           Merger     Merger   Offering   Merger   Transaction Transaction
                         ----------- --------  --------  --------  ----------- -----------
Operating revenues......   $12,246   $  2,029            $  8,018    $41,756     $37,914(d)
Operating expenses
 excluding depreciation
 and amortization, and
 corporate general and
 administrative
 expenses...............    12,257        549               7,234     32,256      22,070(g)
Depreciation and
 amortization...........     2,372      1,201               4,539     10,719
Corporate general and
 administrative
 expenses...............     2,882     10,173               8,580        321
                           -------   --------            --------    -------     -------
(Loss) income from
 operations.............    (5,265)    (9,894)            (12,335)    (1,540)     15,844
Other (income) expense:
Interest expense........       746        521  $(1,499)     8,078        802
Interest income.........       (14)                        (1,021)
Other, net..............       816       (106)             (4,026)        22
                           -------   --------  -------   --------    -------     -------
(Loss) income before
 income taxes and
 extraordinary loss.....   $(6,813)  $(10,309) $ 1,499   $(15,366)   $(2,364)    $15,844
                           =======   ========  =======   ========    =======     =======

                                                                                                Total
                                                    October  February                        Adjustments
                                                     1999      2000       June                 for Pro
                          AirTouch       AT&T        Notes     Notes      2000                  Forma
                         Transaction  Transaction  Placement Placement  Offering  Pro Forma  Transactions
                         -----------  -----------  --------- ---------  --------  ---------  ------------
Operating revenues......   $47,371(e)   $ 3,039(f)                                            $ 152,373
Operating expenses
 excluding depreciation
 and amortization, and
 corporate general and
 administrative
 expenses...............    18,018(g)     7,695(g)                                              100,079
Depreciation and
 amortization...........                                                          $ 130,660     149,491
Corporate general and
 administrative
 expenses...............                                                            (19,156)      2,800
                           -------      -------                                   ---------   ---------
(Loss) income from
 operations.............    29,353       (4,656)                                   (111,504)    (99,997)
Other (income) expense:
Interest expense........                            $(5,616) $(11,415)  $(41,085)   147,711      98,243
Interest income.........                                                              1,035
Other, net..............                                                              3,294
                           -------      -------     -------  --------   --------  ---------   ---------
(Loss) income before
 income taxes and
 extraordinary loss.....   $29,353      $(4,656)    $ 5,616  $ 11,415   $ 41,085  $(263,544)  $(198,240)
                           =======      =======     =======  ========   ========  =========   =========

   (b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final purchase price allocations.

   (c) Includes shares of Class A common stock issued pursuant to: the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million, the February 1999 offerings--26.2 million and the June 2000 offering--12.5 million.

   (d) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the ALLTEL lease agreement (assumes the leasing of 2,193 towers). We have not included approximately $7.4 million of annual third party lease revenues existing as of the date the agreement was signed.

   (e) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AirTouch lease agreement (assumes the leasing of 1,950 towers). We have not included approximately $3.5 million of annual third party lease revenues existing as of the date the agreement was signed.

   (f) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AT&T and AT&T Wireless Services lease agreements (assumes the acquisition of 1,942 towers). We have not included approximately $7.6 million of annual third-party lease revenues existing as of the date the agreement was signed.

   (g) The towers involved in each of these acquisitions were operated as part of the wireless service divisions of ALLTEL, AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we have or will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers and with Airtouch and AT&T towers acquired to date. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. We have based these operating expenses on management's best estimate and, as such, the actual expenses may be different from the estimate presented.

   (h) To record interest expense and amortization of debt issuance costs associated with the senior notes we are offering concurrently with this offering. There are no adjustments to the pro forma statement of operations associated with this offering due to the proceeds being applied to cash. Accordingly, we have not adjusted the share data for this offering.

                                 UNDERWRITING

   We have entered into an underwriting agreement with Goldman, Sachs & Co. with respect to the shares being offered pursuant to this prospectus supplement. Subject to certain conditions, Goldman Sachs has agreed to purchase all of the shares being offered.

   If Goldman Sachs sells more shares than the total number of shares being offered, Goldman Sachs has an option to buy up to an additional 1,500,000 shares from us to cover such sales. It may exercise that option for 30 days.

   The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman Sachs by us. Such amounts are shown assuming both no exercise and full exercise of Goldman Sachs' option to purchase 1,500,000 additional shares.

                            Paid by American Tower

                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
Per Share.................................................      $0.37      $0.37
Total..................................................... $3,700,000 $4,255,000

   Shares sold by Goldman Sachs to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, Goldman Sachs may receive from purchasers of the Class A common stock normal brokerage commissions in amounts agreed with such purchasers. In any event, Goldman Sachs' total compensation will not exceed 8%.

   We have agreed, and our executive officers and directors have agreed, subject to certain exceptions, not to offer, dispose of or hedge, or publicly disclose the intention to offer, dispose of or hedge, any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the closing of this offering, except with the prior written consent of Goldman Sachs.

   In connection with the offering, Goldman Sachs may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Goldman Sachs' option to purchase additional shares from American Tower in the offering. Goldman Sachs may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Goldman Sachs will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. Goldman Sachs must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman Sachs is concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by Goldman Sachs in the open market prior to the completion of the offering.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.5 million.

   We have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

   Goldman Sachs has, from time to time, performed, and may in the future perform, certain investment banking and advisory services for us for which they have received, and may receive, customary fees and expenses. Concurrently with this offering, we are offering $350.0 million aggregate principal amount of senior notes due 2009 in a transaction exempt from registration under the Securities Act. Goldman Sachs is a joint lead manager for the notes offering.

                            VALIDITY OF THE SHARES

   Hale and Dorr LLP, Boston, Massachusetts, will pass upon the validity of the shares of Class A common stock for us, and Hale and Dorr LLP and Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon other customary legal matters relating to the offering of the shares of Class A common stock. Sullivan & Cromwell, New York, New York, will pass upon the validity of the shares of Class A common stock offered hereby for the underwriter. Partners of Hale and Dorr LLP have options to purchase 7,200 shares of our Class A common stock at $18.75 per share and own 10,000 shares of our Class A common stock. Norman A. Bikales, a partner of Sullivan & Worcester LLP, owns 11,000 shares of our Class A common stock and 41,490 shares of our Class B common stock and has options to purchase 20,000 shares of our Class A common stock at $10.00 per share and 25,000 shares of our Class A common stock at $23.81 per share. Mr. Bikales and/or associates of Sullivan & Worcester LLP serve as our assistant secretaries and as the secretary or assistant secretaries of certain of our subsidiaries. Mr. Bikales has agreed to join our company as an executive beginning on February 1, 2001.

                                  PROSPECTUS

                                $1,000,000,000

                           [LOGO OF AMERICAN TOWER]
                          American Tower Corporation

             Debt Securities, Preferred Stock, Depositary Shares,
                       Class A Common Stock and Warrants

                                 ------------

   We may from time to time offer:

  .  debt securities,

  .  shares of our preferred stock,

  . fractional shares of our preferred stock in the form of depositary shares,

  .  shares of our Class A common stock, or

  .  warrants to purchase any of these securities.

   The securities we offer will have an aggregate public offering price of up to $1,000,000,000.

   We will show the particular securities we offer and their specific terms in a supplement to this document. In each case we would describe the type and amount of securities we are offering, the initial public offering price, and the other terms of the offering.

   Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement will disclose the exchange or market.

   Investing in our securities involves risks. See "Risk Factors" beginning on page 2.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We may offer the securities directly, through agents designated from time to time by us or to or through underwriters or dealers. We will show in a supplement the names of any agents or underwriters involved in the sale of any securities. We will also describe any applicable purchase price and fee or commission or discount arrangement between or among us and/or them. See "Plan of Distribution" on page 26. We may not sell any securities without delivery of a supplement describing the method and terms of the offering of the securities.

   Our principal place of business is 116 Huntington Avenue, Boston, Massachusetts 02116 and our telephone number is (617) 375-7500.

                  The date of this prospectus is June 7, 2000

                                 ------------

                               TABLE OF CONTENTS

                                 ------------

About This Prospectus......................................................  (i)
Cautionary Note Regarding Forward-Looking Statements.......................  (i)
American Tower.............................................................   1
Risk Factors...............................................................   2
Ratio of Earnings to Fixed Charges.........................................   6
Use of Proceeds............................................................   6
Description of Certain Indebtedness........................................   7
Description of Debt Securities.............................................   9
Description of Capital Stock...............................................  15
Description of Depositary Shares...........................................  21
Description of Warrants....................................................  25
Plan of Distribution.......................................................  26
Validity of the Offered Securities.........................................  27
Experts....................................................................  27
Where You Can Find More Information........................................  27
Documents Incorporated By Reference........................................  28

   You should rely only on the information incorporated by reference or provided in this document. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 27 and "Documents Incorporated By Reference" on page 28.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made and incorporated by reference forward-looking statements in this document. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements contained regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

  .  the outcome of our growth strategy,

  .  future results of operations,

  .  liquidity and capital expenditures,

  .  construction and acquisition activities,

  . debt levels and the ability to obtain financing and make payments on our debt,

  . regulatory developments and competitive conditions in the communications site and wireless carrier industries,

  . projected growth of the wireless communications and wireless carrier industries,

  .  dependence on demand for satellites for Internet data transmission, and

  .  general economic conditions.

   Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information under "Risk Factors" beginning on page 2. We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                                AMERICAN TOWER

   We are a wireless communications and broadcast infrastructure company operating in three business segments.

  . We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America. Giving effect as of June 1, 2000 to our pending transactions, we have approximately 10,600 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites.

  . We provide comprehensive network development services for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction, component part sales and antenna installation.

  . We provide domestic and international satellite and Internet protocol network transmission services worldwide. We own and operate more than 160 antennas accessing most major satellite systems from U.S. teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state and Washington, D.C.

   We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

  .  Rental and management--53.0%,

  .  Network development services--27.0%, and

  .  Satellite and Internet protocol network transmission services--20.0%.

                                 RISK FACTORS

   You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded.

   Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds to satisfy most of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell securities as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us.

   Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or sell some of our core assets. This could be harmful to our business and our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control.

   Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

  .  consumer demand for wireless services,

  . the financial condition of wireless service providers and their preference for owning or leasing antennae sites,

  . the growth rate of wireless communications or of a particular wireless segment,

  . the number of wireless service providers in a particular segment, nationally or locally,

  .  governmental licensing of broadcast rights,

  .  zoning, environmental and other government regulations, and

  .  technological changes.

   Roaming and resale arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless providers might consider roaming and resale arrangements preferable to leasing antennae space.

New tower construction, particularly build-to-suit projects, involves uncontrollable risks and increasing competition.

   Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. First is our greater dependence on a limited number of customers. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or other providers may consider it a poor location.

   Our expanded construction activities also involve other substantial risks. These risks include:

  .  increasing our debt and the amount of payments on that debt,

  .  uncontrollable risks that could delay or increase the cost of a project,

  . increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

  . failure to meet time schedules that could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

  . possible lack of sufficient experienced personnel to manage an expanded construction program.

   We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

  .  zoning and local permitting requirements,

  .  environmental group opposition,

  . availability of skilled construction personnel and construction equipment,

  .  adverse weather conditions, and

  .  federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues.

   Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create problems we have not faced in the past. These include:

  .  dependence on a limited number of customers,

  . lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

  .  integration of major national networks into our operational systems,

  . demands on managerial personnel that could divert their attention from other aspects of our business, and

  . potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

   An additional risk we face when acquiring large numbers of towers in one transaction is that some of these towers may have limited marketing potential. For example, towers may not be marketable because of location.

Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem our notes.

   Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings, including in the case of the parent company, the type and amount of borrowings. We are also required to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Certain types of acquisitions and investments in other companies are limited. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, acquisitions and construction will be impeded.

   Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds to pay interest and principal on our notes, including any debt securities we offer pursuant to this prospectus. In addition, our credit facilities require us to invest 100% of all debt and equity offerings, public or private, in our borrower subsidiaries.

   Our existing credit facilities prohibit us from redeeming or repurchasing any debt or equity securities for cash. This will probably require us to elect to repurchase currently outstanding notes with Class A common stock on the repurchase dates and to obtain lender consent in order to repurchase currently outstanding notes upon any change in control. This same limitation could impact our ability to redeem or repurchase any securities we may offer pursuant to this prospectus.

We are dependent on key personnel and would be hurt if they leave.

   The loss of our chief executive officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they did leave.

Expanding operations into foreign countries could create certain operational and financial risks.

   Our recent expansion into Canada and Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. We may engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants.

   Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

   The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Demand for teleport services is subject to technological, competitive and regulatory factors beyond our control.

   Demand for teleport services by its primary historical base of video customers has been diverted to fiber optic transmission services in some instances. Teleport transmission services for Internet-related entities, however, have increased. Revenues from these new technologies may not continue to grow and may decline if other forms of transmission, fiber optic or otherwise, are introduced. In addition, our teleport satellite operations are dependent upon maintaining valid FCC licensing.

We could be harmed if perceived health risks from radio emissions are substantiated.

   If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. The FCC and an industry association have recently undertaken a new study to determine if radio emissions involve health risks. We and the lessees of antennae sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results.

   Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information incorporated by reference in this document. In the case of certain expenses, we have estimated amounts based on both the limited information provided by the carriers and our own experience with comparable towers. Neither our auditors, AirTouch's auditors nor AT&T's auditors have expressed any opinion or provided any form of assurance with respect to AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws.

   Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than roof top towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.

The debt will effectively rank junior to secured debt under our credit facilities.

   Our payment of principal and interest on any debt we may issue will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. We have also guaranteed that debt and secured our guaranty with our assets, including the stock of our subsidiaries. Any debt we issue will also effectively rank junior to all other existing and future debt of our subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on any debt we may sell publicly.

No trading market may exist for any offered securities other than Class A common stock.

   No trading market for any offered securities other than Class A common stock may exist and one may never develop. Accordingly, you may not be able to sell those securities or sell them at an acceptable price. If a market were to develop, those offered securities could trade at prices that may be higher or lower than your purchase price depending on many factors, including prevailing interest rates, our operating results, the market for similar securities, and, if those securities are convertible, exchangeable or warrants, the market price of the Class A common stock. We do not intend to list any offered securities other than Class A common stock on any securities exchange or to seek approval for quotation through any automated quotation system. One or more of the managing underwriters, if any, may decide to make a market in the those offered securities. They would not, however, be obligated to do so and may discontinue market making at any time. Therefore, any liquidity may disappear and those offered securities may not be readily marketable.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock.

   Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders.

Our common stock does not pay dividends.

   We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of equity securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

   For purposes of calculating this ratio, earnings consist of loss before income taxes and extraordinary losses and fixed charges. Fixed charges consist of capitalized interest, interest expense, amortization of debt discount and related issuance costs and the component of rental expense that management believes to be representative of the interest factor on that expense. For the year ended December 31, 1998, interest expense included redeemable preferred stock dividends of $3.1 million. We have not paid dividends on preferred stock in any other period listed below. For each of the periods listed below, our ratio of earnings to fixed charges was less than 1.0:1. We had a deficiency in earnings to fixed charges in each period as follows (amounts in thousands):

                          Period                                            Deficiency
                          ------                                            ----------
   Period from July 17, 1995 (incorporation) to December 31, 1995..........  $   184
   Year ended December 31, 1996............................................      434
   Year ended December 31, 1997............................................    2,507
   Year ended December 31, 1998............................................   43,844
   Year ended December 31, 1999............................................   52,520
   Three months ended March 31, 2000.......................................   53,595

                                USE OF PROCEEDS

   We expect to use net proceeds from the sale of the securities offered by us primarily to finance construction and acquisitions. We also expect to use those proceeds to finance general working capital requirements, including repayment from time to time of borrowings under our credit facilities. Any borrowings so repaid may be available in the future to finance construction and acquisitions and other general corporate purposes. We intend to continue actively seeking construction and acquisition prospects, including acquisitions of companies outside of the United States engaged in businesses related to the tower communications business in which we are not presently engaged.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

   The description below summarizes the more important terms of our borrowing arrangements, as currently in effect. We refer to these as the credit facilities. We have previously filed copies of the loan agreement governing the credit facilities with the SEC. See "Where You Can Find More Information" on page 27. You should refer to that agreement for the complete terms of the credit facilities. Capitalized words used in the description below have specialized meanings defined in that agreement.

   Several of our principal operating subsidiaries have borrowed and expect to continue to borrow under the credit facilities. We refer to those borrowers collectively as the borrower subsidiaries. The lenders have committed to fund up to $2.0 billion of loans under the credit facilities. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the lenders are not committed to fund those borrowings. Borrowings under the credit facilities are limited by (a) the cash flow of the borrower subsidiaries and the Restricted Subsidiaries, (b) their construction costs of Developing Towers, and (c) the aggregate number of Developing Towers and AirTouch towers we acquire.

   The credit facility is made up of three separate types of loans:

  . a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

  .  an $850.0 million multiple-draw term loan maturing on June 30, 2007, and

  .  a $500.0 million term loan maturing on December 31, 2007.

   We are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty.

   We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

   The credit facilities require compliance with financial coverage ratios that measure Annualized Operating Cash Flow against Total Debt, Interest Expense, Pro Forma Debt Service and Fixed Charges. The credit facilities contain other financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, certain types of acquisitions, not including towers and communications sites, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

   The credit facilities include two events of default that restrict us as the parent company:

  . we cannot have any Indebtedness for Money Borrowed outstanding other than (a) the convertible notes issued in October 1999 and February 2000, and (b) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $500.0 million and containing certain terms, and

  . we are required to invest the net cash proceeds of any issue of Capital Stock (other than pursuant to permitted acquisitions and up to $2.0 million under stock option plans) or Indebtedness as equity in the borrower subsidiaries.

   Our permitted Indebtedness for Money Borrowed must (a) be unsecured, (b) have no scheduled payments of principal prior to June 30, 2008, (c) have no required cash payments of interest and (d) have other terms and conditions reasonably satisfactory to the Majority Lenders.

   We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of our direct and indirect subsidiaries.

Convertible Notes

   In October 1999, we issued 6.25% Convertible Notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% Convertible Notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. In February 2000, we issued 5.00% Convertible Notes due 2010 in an aggregate principal amount of $450.0 million. We will accrete each year as interest expense in our financial statements the difference between the issue price and the principal amount at maturity of the 2.25% notes.

   The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share. The 5.00% notes are convertible into shares of Class A common stock at a conversion price of $51.50 per share. The conversion prices are subject to adjustment in certain customary circumstances.

   We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We may not redeem the 5.00% notes prior to February 20, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 102.50% of the principal amount. The redemption price declines ratably immediately after February 15 of each following year to 100% of the principal amount in 2006. We are also required to pay accrued and unpaid interest in all redemptions of any series of notes.

   Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at those notes' issue price plus accreted original issue discount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 5.00% notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of any series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities restrict our ability to repurchase the convertible notes for cash.

   The indentures under which the convertible notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants. None of the notes are entitled to the benefit of any sinking fund. The 6.25% notes, the 2.25% notes and the 5.00% notes are junior to debt under our credit facilities and rank equally with each other.

                        DESCRIPTION OF DEBT SECURITIES

   The debt securities will be our unsecured direct obligations. They may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have filed with the registration statement relating to the offered debt securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures and do not purport to be complete. They are subject to, and are qualified in their entirety by reference to the indentures and the debt securities.

General

   Our senior debt securities will rank equally with other indebtedness of ours that is not subordinated. If we issue subordinated debt securities, they will be subordinated to senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally with any other subordinated indebtedness. They may, however, also be subordinated to senior subordinated securities. See "--Subordination" on page 14.

   We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish or one or more supplemental indentures provides. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

   We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

   The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  . the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities,

  .  the aggregate principal amount of the securities,

  . the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities,

  . if convertible, the initial conversion price, the conversion period and any other terms governing such conversion,

  .  the stated maturity date,

  .  any fixed or variable interest rate or rates per annum,

  .  the date from which interest may accrue and any interest payment dates,

  .  any sinking fund requirements,

  . any provisions for redemption, including the redemption price and any remarketing arrangements,

  . whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies,

  . the events of default and covenants of such securities, to the extent different from those described in this prospectus,

  . whether we will issue the debt securities in certificated or book-entry form,

  . whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto,

  . whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged for the individual debt securities represented by the global security,

  . the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement,

  . whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment, and

  .  the subordination provisions, if any, relating to the debt securities.

   We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

   Except as described under "--Merger, Consolidation or Sale of Assets" on page 11 or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

   Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

   Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

   If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

  . to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix, or

  .  in any other lawful manner, all as the applicable indenture describes.

   You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange."

   You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

   You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

   Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

  . If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

  . The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Events of Default and Related Matters

   Events of Default. The term "event of default" means any of the following:

  . We do not pay the principal or any premium on a debt security on its due date.

  . We do not pay interest on a debt security within 30 days of its due date.

  .  We do not deposit any sinking fund payment on its due date.

  . We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

  . We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

  . Any other event of default described in the applicable prospectus supplement occurs.

   Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

   Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

   Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  . You must give the trustee written notice that an event of default has occurred and remains uncured.

  . The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

  . The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

   However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

   We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

   There are three types of changes we can make to the indentures and the debt securities:

   Changes Requiring Your Approval. First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

  . change the stated maturity of the principal or interest on a debt security,

  .  reduce any amounts due on a debt security,

  . reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

  .  change the place or currency of payment on a debt security,

  .  impair your right to sue for payment,

  . modify the subordination provisions, if any, in a manner that is adverse to you,

  . reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture,

  . reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of an indenture or to waive certain defaults, and

  . modify any other aspect of the provisions dealing with modification and waiver of an indenture.

   Changes Requiring a Majority Vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

   Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

   Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

  . For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

  . For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

  . For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

   Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "--Discharge, Defeasance and Covenant Defeasance--Full Defeasance."

   We are generally entitled to set any day as a record date for the purpose of determining the holders of outstanding securities entitled to vote or take other action under an indenture. If we set a record date, only persons who are holders of outstanding securities of the applicable series on the record date may vote or take the action. Moreover, the applicable holders must vote or take the action within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

Discharge, Defeasance and Covenant Defeasance

   Discharge. We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

   Full Defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

  . We must deliver to the trustee a legal opinion confirming the tax law change described above.

   If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

   Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

   If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

  . Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

  .  Any subordination provisions.

  . Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

   If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

   We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

  .  the indebtedness ranking senior to the debt securities being offered,

  . the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing,

  . the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and

  . provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

   If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                         DESCRIPTION OF CAPITAL STOCK

   The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation, as amended, including by any applicable certificates of designation. We refer to it as the restated certificate. We have incorporated by reference a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. This summary is subject to and qualified by reference to the description of the particular terms of your series of preferred stock described in the applicable prospectus supplement.

General

   Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

   General. Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

  . the distinctive designation of each series and the number of shares that will constitute the series,

  .  the voting rights, if any, of shares of the series,

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

  . any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

  . if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, and

  . whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

   The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

   The following description of the preferred stock sets forth some general terms and provisions of the preferred stock to which a prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our restated certificate, including any applicable certificates of designation, and our by-laws.

   The prospectus supplement will describe the specific terms as to each issuance of preferred stock, including:

  .  the number of shares of the preferred stock offered,

  .  the offering price of the preferred stock,

  . the dividend rate, when dividends will be paid, or the method of determining the dividend rate if it is based on a formula or not otherwise fixed,

  .  the date from which dividends on the preferred stock shall accumulate,

  . the provisions for any auctioning or remarketing, if any, of the preferred stock,

  .  the provision, if any, for redemption or a sinking fund,

  .  the liquidation preference per share,

  .  any listing of the preferred stock on a securities exchange,

  . whether the preferred stock will be convertible and, if so, the security into which it is convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it,

  . whether interests in the preferred stock will be represented by depositary shares as more fully described under "Description of Depositary Shares" on page 21.

  .  a discussion of federal income tax considerations,

  . the relative ranking and preferences of the preferred stock as to dividend and liquidation rights,

  . any limitations on issuance of any preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend and liquidation rights,

  . any limitations on direct or beneficial ownership and restrictions on transfer, and

  . any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

   As described under "Description of Depositary Shares" on page 21, we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of the preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

   Rank. Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred stock will, with respect to dividend rights and rights upon liquidation, rank senior to all common stock.

   Dividends. Holders of preferred stock of each series will be entitled to receive cash and/or stock dividends at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred stock may specify a fixed dividend, our board of directors must declare those dividends and they may be paid only out of assets of legally available for payment. We will pay each dividend to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. In the case of preferred stock represented by depositary receipts, the records of the depositary referred to under "Description of Depositary Shares" on page 21 will determine the persons to whom dividends are payable.

   Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative dividends will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to declare a dividend on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a dividend in respect of the applicable dividend period, whether or not dividends on that series are declared payable in the future.

   If the applicable series is entitled to a cumulative dividend, we may not declare, or pay or set aside for payment, any full dividends on any other series of preferred stock ranking, as to dividends, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative dividends on the applicable series for all past dividend periods and the then current dividend period. If the applicable series does not have a cumulative dividend, we must declare, and pay or set aside for payment, full dividends for the then current dividend period only. When dividends are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to dividends with the applicable series, we must declare, and pay or set aside for payment, all dividends upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid dividends of the several series. For these purposes, accrued and unpaid dividends do not include unpaid dividend periods on noncumulative preferred stock. No interest will be payable in respect of any dividend payment that may be in arrears.

   Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative dividends, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any dividends or other distributions upon common stock or any other capital stock ranking junior to or on a parity with the applicable series as to dividends or upon liquidation. The foregoing restriction does not apply to dividends or other distributions paid in common stock or other capital stock ranking junior to the applicable series as to dividends and upon liquidation.

   If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the dividend for the then current period, before declaring dividends or distributions on common stock or junior or parity securities. In addition, under the circumstances that we could not declare a dividend, we may not redeem, purchase or otherwise acquire for any consideration any common stock or other parity or junior capital stock, except upon conversion into or exchange for common stock or other junior capital stock.

   We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred stock.

   We will credit any dividend payment made on an applicable series first against the earliest accrued but unpaid dividend due with respect to the series.

   Redemption. We may have the right or may be required to redeem one or more series of preferred stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

   Liquidation Preference. The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon any voluntary or involuntary liquidation, before any distribution may be made to the holders of common stock or any other capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of assets of ours legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all dividends accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid dividends include only the then current dividend period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other capital stock ranking junior to the preferred stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

   If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of an applicable series and the corresponding amounts payable on all shares of other capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

   For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation.

   Voting Rights. Holders of the preferred stock will not have any voting rights, except as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

   Conversion Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred stock into common stock or any other class or series of capital stock will be shown. The terms will include the number of shares of common stock or other securities into which the shares are convertible, the conversion price, or the manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

   Our Exchange Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred stock for junior subordinated debt or other debt securities. If an exchange is required, you will receive junior subordinated debt or other debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred stock. The other terms and provisions of the junior subordinated debt or other debt securities will not be materially less favorable to you than those of the series of preferred stock being exchanged.

Common Stock

   Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for that purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights then differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock that may be outstanding from time to time and to the restrictions in our credit facilities. See "--Dividend Restrictions" on page 19.

   Voting Rights. Except as otherwise required by law and in the election of directors, and subject to the rights of holders of any series of preferred stock that may be outstanding from time to time, holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting, except as otherwise required by Delaware corporate law.

   Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

   The restated certificate:

  . limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in a January 1998 private offering and owned by them or certain affiliates,

  . prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

  .  limits transfers of Class B common stock to permitted transferees,

  . provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

  . requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

   Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

   Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to any holders of the preferred stock then outstanding of any amount required to be paid to them.

   Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

   In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock. However, if shares of capital stock or other securities of any other company are distributed, they may differ as to voting rights to the same extent that voting rights then differ among the different classes of our common stock.

   No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

   Listing of Class A Common Stock. Our Class A common stock is traded on the NYSE under the symbol "AMT."

   Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606. Its telephone number is (312) 461-4600.

Dividend Restrictions

   Our credit facilities prohibit our borrower subsidiaries from paying cash dividends or distributions, or from purchasing or otherwise acquiring their capital stock or other equity interests. However, beginning on April 15, 2004, if no default exists or would be created under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions of up to 50% of excess cash flow, for the preceding calendar year.

Delaware Business Combination Provisions

   Under Delaware corporate law, the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder must approve certain business combinations, including the issuance of equity securities, between a Delaware corporation and the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Interested stockholder means any person who owns, directly or indirectly, 15.0% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

                       DESCRIPTION OF DEPOSITARY SHARES

General

   The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the SEC at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

   We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

   The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Dividends and Other Distributions

   A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

   If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

   No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Preferred Stock

   You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

   If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the redemption proceeds received by it. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares at their addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares for redemption by lot or pro rata as the depositary may determine.

   After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Liquidation Preference

   Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock

   The depositary shares will not themselves be convertible into or exchangeable for common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Taxation

   As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

  . no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement,

  . the tax basis of each share of preferred stock issued to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock, and

  . if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

   We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

   Any deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

  .  all depositary shares outstanding it shall have been redeemed,

  . there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock, or

  . each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

   We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

   A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

   A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

   Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

   If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

                            DESCRIPTION OF WARRANTS

   We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrants and the warrant agreement with the SEC at or before the time of the offering of the applicable series of warrants.

   In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

  .  the offering price,

  .  the number of warrants offered,

  .  the securities underlying the warrants,

  . the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will deem the warrants to be automatically exercised,

  .  the date on which the warrants will expire,

  .  federal income tax consequences,

  .  the rights, if any, we have to redeem the warrant,

  .  the name of the warrant agent, and

  .  the other terms of the warrants.

   Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

   The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

                             PLAN OF DISTRIBUTION

   We may sell the offered securities to one or more underwriters for public offering and sale by them. We may also sell the offered securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of the offered securities in the applicable prospectus supplement.

   The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices. In connection with the sale of offered securities, underwriters or agents may receive or be deemed to have received compensation from us or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell offered securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.

   We will show any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters. Any discounts, concessions and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us at the public offering price shown in the applicable prospectus supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. We are required to approve any contracts and the institutions that may become parties to them. Any contracts will be subject to the condition that the purchase by an institution of the offered securities will not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which the institution is subject. If a portion of the offered securities is being sold to underwriters, the contract may also be subject to the condition that we will have sold to the underwriters the offered securities not sold for delayed delivery. The underwriters and the other persons will not have any responsibility in respect of the validity or performance of the contracts.

   Unless otherwise specified in the related prospectus supplement, each series of offered securities, other than shares of Class A common stock, will be a new issue with no established trading market. Our Class A common stock is listed on the NYSE and traded under the symbol "AMT." Any shares of Class A common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other series or class of offered securities on an exchange or on the Nasdaq National Market, but are not obligated to do so. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in those offered securities. Underwriters will not be obligated to make any market, however, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any offered securities.

   Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.

   The specific terms and manner of sale of the offered securities will be shown or summarized in the applicable prospectus supplement.

                      VALIDITY OF THE OFFERED SECURITIES

   Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon the validity of the offered securities for us. As of June 1, 2000, Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, owned 11,000 shares of our Class A common stock and 41,490 shares of Class B common stock and had options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales and other partners and associates of that firm serve as secretary or assistant secretaries of us and certain of our subsidiaries.

                                    EXPERTS

   The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

  . The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  . The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

   We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed or terminated:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

  .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000,

  . our Current Reports on Form 8-K dated January 28, 2000, January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30,
     2000, April 13, 2000, May 15, 2000, May 23, 2000 and June 12, 2000, and

  . the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

   We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at:
116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

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                               10,000,000 Shares

                           American Tower Corporation

                              Class A Common Stock

                                 -------------

                            [LOGO OF AMERICAN TOWER]

                                 -------------

                              Goldman, Sachs & Co.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 -------------

                               TABLE OF CONTENTS


         Prospectus Supplement

                                                                            Page
                                                                            ----
Note to Readers............................................................  (i)
Prospectus Supplement Summary..............................................  S-1
Risk Factors............................................................... S-11
Cautionary Note Regarding
 Forward-Looking Statements......                                           S-16
Use of Proceeds............................................................ S-17
Dilution................................................................... S-17
Market Prices and Dividend Policy.......................................... S-18
Capitalization............................................................. S-19
Unaudited Pro Forma Condensed Consolidated Financial Statements............ S-21
Underwriting............................................................... S-32
Validity of the Shares..................................................... S-34
                                Prospectus
About This Prospectus......................................................  (i)
Cautionary Note Regarding Forward-Looking Statements.......................  (i)
American Tower.............................................................    1
Risk Factors...............................................................    2
Ratio of Earnings to Fixed Charges.........................................    6
Use of Proceeds............................................................    6
Description of Certain Indebtedness........................................    7
Description of Debt Securities.............................................    9
Description of Capital Stock...............................................   15
Description of Depositary Shares...........................................   21
Description of Warrants....................................................   25
Plan of Distribution.......................................................   26
Validity of the Offered Securities.........................................   27
Experts....................................................................   27
Where You Can Find More Information........................................   27
Documents Incorporated by Reference........................................   28

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